BHP BILLITON'S Typhoon OILFIELD Commences Production

in Deepwater Gulf of Mexico





BHP Billiton today announced the first oil and gas production from the Typhoon oilfield in the deepwater Gulf of Mexico.

The field started production on July 29 2001 with gross production expected to increase to 40,000 barrels per day of oil (bopd) and 60 million standard cubic feet (mmscfd) of gas over the coming months, although actual oil and gas production rates will depend on well performance. (BHP Billiton's share is 50 per cent.) The estimated commercial field life is between five to eight years.

The Typhoon project has set a new standard for rapid development of deepwater Gulf of Mexico fields. The project was completed in just over three years, following its discovery in June 1998. The time from project sanction to commissioning was approximately 18 months. Typhoon was also completed safely, under the budgeted expenditure of US$128 million (BHP Billiton share), and on schedule.

The Typhoon project represents BHP Billiton's first commercial development resulting from its decision to focus exploration activities in potential high margin areas in the deepwater Gulf of Mexico. The development delivers early production and revenues, as well as technical expertise that is being used to expedite the commercialisation of larger resources in the ultra-deepwater Atwater Foldbelt.

The field is located in 640 metres of water in Green Canyon blocks 236 and 237, 160 kilometres off the coast of Louisiana. This area has been actively explored and has established production and pipeline infrastructure. BHP Billiton's equity share of the Typhoon development is 50 per cent with Chevron U.S.A. Production Co. (operator) 50 per cent.

President and CEO BHP Billiton Petroleum Philip Aiken said: "This is a tremendous achievement and marks another important step in the delivery of our deepwater exploration strategy. Typhoon fits well into BHP Billiton's broader Gulf of Mexico objectives and the early cash flows generated will supplement longer term, higher value potential activities."

The Typhoon development consists of subsea completion and tieback of the four existing appraisal wells to a local host facility, based on the Atlantia SeaStar mini tension leg platform (TLP). El Paso, through its oil and gas pipeline subsidiaries, will transport the oil and gas to local markets via connections to local infrastructure.

The Typhoon field was granted Deepwater Royalty Relief in December 2000 by the U.S. Minerals Management Service, which allows for royalty exemption on the first 87.5 million barrels oil equivalent (mmboe) from the Typhoon field under certain oil pricing market conditions.

The Typhoon facilities offer the potential to act as a production 'hub' for the area. BHP Billiton has in excess of 30 blocks within a 40-kilometer radius and a discovery in any of these blocks could potentially be tied back to the Typhoon facility.

BHP Billiton has interests in existing producing assets in the Gulf of Mexico in Green Canyon/Ewing Bank/West Cameron (FY2000 BHP production share was 4,655 bpd liquid and 40 mmscfd gas). The Company also completed the purchase of
4.95 per cent of the Chevron-operated Genesis field in January 2000. Genesis is located in Green Canyon block 205 and is currently producing at rate of approximately 73,000 barrels of oil equivalent per day (boepd) gross, with approximately 3,600 boepd net to BHP Billiton.

The Atwater Foldbelt appraisal of the Mad Dog and Atlantis discoveries is continuing as are plans for progressing BHP Billiton's exploration potential in the Atwater Valley, Walker Ridge and Mississippi Canyon lease areas. Mad Dog is on schedule for sanction during calendar year 2001. The Atlantis 3 appraisal well is currently being drilled and a Mad Dog 4 appraisal well is to spud in the third quarter of 2001.



Further information including a briefing paper, maps and photographic images can be found on our Internet site: http://www.bhpbilliton.com or contact:

ENQUIRIES:

Australia


Dr. Robert Porter, Vice President Investor & Media Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
email:   Robert Porter@bhpbilliton.com



Mandy Frostick, Manager Media Relations

Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
email:  Mandy.J Frostick@bhpbilliton.com



United Kingdom

Marc Gonsalves,  Investor Relations & Communication

Tel:    +44 20 7747 3956
Mobile: +44 7768 264 950
email:  Marc.Gonsalves@bhpbilliton.com



South Africa

Michael Campbell,  Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
email:  Michael.J.Campbell@bhpbilliton.com




United States

Francis McAllister,  Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com